

January 17, 2014

Wausau Paper Corp.
100 Paper Place
Mosinee, WI 54455
Attn: Members of the Board of Directors

Dear Board Members,

Starboard Value LP, together with its affiliates ("Starboard"), currently owns approximately 15.2% of the outstanding common stock of Wausau Paper Corp. ("Wausau" or the "Company"), making us the Company's largest shareholder. We have been one of the Company's largest shareholders for approximately two-and-a-half years. As we described in our detailed letter to Henry "Hank" Newell, Chief Executive Officer of Wausau, dated October 22, 2013 and available at http://tinyurl.com/StarboardLettertoWausau, we believe Wausau is deeply undervalued and that significant opportunities exist for value creation based on actions within the control of management and the Company's board of directors (the "Board").

We have serious concerns with Wausau's prolonged underperformance under the direction of the current management team and Board. Despite our efforts over the past two-and-a-half years to recommend specific actions to enhance shareholder value and to place four highly-qualified independent directors on the Board through two separate settlement agreements, Wausau's operations have continued to dramatically underperform. Although there has already been some change on the Board, we believe the Company's continued underperformance is directly tied to the fact that Board and management leadership remain largely unchanged.

We therefore believe that additional change is needed on the Board to ensure that appropriate actions are taken to improve execution, drive better financial performance, hold management accountable, and create value for all shareholders. These changes should include new highly-qualified independent directors with relevant credentials for Wausau, as well as direct shareholder representation to ensure the best interests of all shareholders are appropriately represented on the Board.

To that end, we have formally delivered a notice today nominating three highly-qualified director candidates for election to the Board at the 2014 annual meeting of shareholders (the "2014 Annual Meeting"). Our nominees include Cynthia T. Jamison, Jeffrey C. Smith, and Russell C. Taylor. These director nominees have exceptional track records, and they collectively possess a well-balanced mix of skill sets to ensure that the Board (i) fulfills its duty to provide effective oversight of the Company, (ii) determines the appropriate corporate strategy to create value for the benefit of all shareholders, and (iii) holds management accountable for executing against those objectives.

Over the past two and a half years, and largely due to our involvement, the Company has exited its non-core, money-losing Printing and Writing business (2012) and Technical Paper business (2013) and has been transformed into a leading pure-play away-from-home Tissue company. Unfortunately, despite the fact that the Company's shareholders and sell-side analysts had been demanding such changes for years, it took two consecutive threatened election contests for the Board to undertake the actions required to transform Wausau into a pure-play Tissue Company. Additionally, immediately following each of those announcements, Wausau returned to its predictable pattern of sub-optimal operating performance and missed expectations. Wausau has continually refused to take appropriate measures to create value for shareholders beyond the commitments made as part of its settlement agreements with Starboard in each of the past two years.

For example, prior to our involvement in 2011, Wausau repeatedly over-invested in the money-losing Printing and Writing business and the challenged Technical Paper business. From 2005 through 2010, Wausau spent over $100 million of capex in machine upgrades and $150 million in restructuring charges, not to mention substantial management time, attempting to "turn around" its failing paper businesses. In fact, even despite substantial losses in its paper businesses going back as far as the year 2000, as well as years of criticism from shareholders and research analysts, Wausau continued to blindly follow its flawed strategy and showed a complete lack of urgency to make substantive changes. Shareholder frustration was highlighted in a research report by one of the most respected sell-side analysts in the paper and packaging sector:

> *For nearly a decade, we've argued that Wausau ought to exit all paper operations and focus on its tissue business. For this entire period, Wausau has continued to focus shareholder cash & managerial time on bailing out a sinking ship. In the meantime, the residual value of the paper businesses has continued to erode.*
>
> *–Mark Wilde, Deutsche Bank, October 2, 2012*

During discussions around our first settlement agreement with Wausau in 2012, which resulted in the addition of two highly qualified independent directors to the Board and served as the impetus for the sale of the Printing and Writing business, we urged the Company to also explore a transaction for its Technical Paper business due to serious concerns about the health of that business. However, despite the clear value that such a transaction would create, Wausau decided to ignore our concerns, which were shared widely and publicly by sell-side analysts, and instead invested even more capital in the Technical Paper business (including a $27 million machine rebuild in its Brainerd facility, which was later shut down, resulting in a complete loss). As expected, despite this significant investment, Wausau's Technical Paper business actually began to lose money even on an operating income basis in 2012. It was only after Starboard again threatened an election contest in January 2013 that Wausau finally announced in February 2013 that it would explore a sale of this business. We believe that by the time the Company finally agreed to sell the business in May 2013, the value that Wausau was able to achieve in a sale was far below what it could have received had the Company sold the Technical Paper business a year earlier, and an order of magnitude lower than the value that could have been received if Wausau had sold the business when sell-side analysts first began calling for a sale a decade ago. While the divestitures of the Printing and Writing and Technical Paper businesses have created value for shareholders, it is clear that these actions were only begrudgingly taken by management and the Board due to immense pressure from us, other shareholders, and sell-side analysts, and that the Company could have received greater value for these assets had such actions been taken earlier. These are not signs of a proactive management team and Board who are committed to representing the best interests of all shareholders.

Once again, during discussions around our second settlement agreement in early 2013, we made it very clear to the Company that just selling the Technical Paper business was not enough, and that significantly more needed to be done to improve Wausau's operations and capital structure in order to maximize value for shareholders. Unfortunately, once again management and the Board returned to their usual pattern of ignoring shareholder concerns as soon as the threat of an imminent election contest was behind them, and once again refused to consider necessary steps such as a headquarters move, a meaningful share repurchase or dividend program, or a reduction of excess overhead associated with Wausau's former conglomerate structure.

There is still a great deal that must be accomplished in order for shareholders to realize the full value of their investment in Wausau. Specifically, as we laid out in our October 22, 2013 letter, Wausau needs to (1) significantly reduce corporate overhead while improving management focus and execution, (2) return capital to shareholders, ideally through the repurchase of $100 million worth of stock followed by the initiation of a meaningful regular dividend on the order of $1.00 per share, or more, annually, and (3) execute on additional opportunities to drive improvement and attract shareholders. Further, we believe that there is a meaningful opportunity for Wausau to create value by participating in industry consolidation.

Despite two consecutive years of threatened election contests and four new independent directors, it appears that management and a majority of the Board members still have not changed their stale ways. Rather than focusing on the opportunities that we and other shareholders have highlighted in furtherance of value creation, it appears the Board has been more intent on lining the pockets of management. This is evidenced by the Board's decision to institute problematic change in control agreements for members of senior management in late 2012, in anticipation of our nomination of director candidates in January 2013. These agreements include dubious definitions of what constitutes a "change in control" and purport to exclude certain of the new independent directors as members of the "incumbent board" despite the fact that the Company included these directors in the Company's proxy statement and recommended their election to the Board.

We question why the Board appears to be more interested in ensuring one last payout for an ineffective management team than in holding senior management accountable for the Company's poor performance. Instead, the Board should be approving compensation arrangements that provide the proper incentives for management to effectively lead the Company in the best interests of shareholders. It is worth noting that two directors currently up for election at the 2014 Annual Meeting, Londa Dewey and Gary Freels, were part of the Compensation Committee that voted to institute these troubling compensation arrangements. To be clear, before the Board unilaterally instituted these agreements, the election of directors recommended by Starboard at the 2014 Annual Meeting would not have triggered any potential change in control bonuses for management. Following the adoption of the agreements, management could become eligible for substantial change in control bonuses upon their termination or resignation, under certain circumstances, if shareholders elect more than two new directors at the 2014 Annual Meeting, *even if the Board has agreed to add those directors and include them as the Company's recommended nominees in its proxy statement.* This is just one example of poor governance and accountability by the Board.

In the paragraphs below, we recap just how poor Wausau's execution has been against its own internal plans and external expectations, and we highlight the continued delays in achieving management's self-imposed operating goals. We hope these data points serve to explain why we, as the largest shareholder of Wausau, strongly believe further change on the Board is needed.

Long History of Earnings Misses

Wausau has a long history of missing expectations, as evidenced by having missed consensus earnings forecasts for the last six consecutive quarters, and nine out of the last eleven, as shown in the table below.

Wausau EPS Results vs. Bloomberg Consensus

Period	EPS Consensus Estimate	Actual*		Stock Price Reaction**
Q3 13	($0.02)	($0.04)	MISS	(14.7%)
Q2 13	$0.06	($0.05)	MISS	(3.0%)
Q1 13	($0.01)	($0.04)	MISS	(2.7%)
Q4 12	$0.04	($0.03)	MISS	4.8%
Q3 12	$0.06	$0.06	MISS	(1.7%)
Q2 12	$0.10	$0.09	MISS	(10.4%)
Q1 12	$0.05	$0.10	BEAT	1.7%
Q4 11	$0.04	$0.04	MISS	10.9%
Q3 11	$0.12	$0.11	MISS	(6.0%)
Q2 11	$0.07	$0.08	BEAT	(10.4%)
Q1 11	$0.05	$0.03	MISS	(11.7%)

Source: Bloomberg

*Comparable Non-GAAP EPS adjusted for 1x charges, per Bloomberg

**Defined as stock price move from earnings release until 1 week after

In fact, Wausau has not hit a single earnings forecast since the first quarter of 2012, almost two years ago. Amazingly, over the last eleven quarters, Wausau has cumulatively declined more than 35% in the weeks following each of its earnings releases.

Failure to Achieve Targets for Tissue Expansion Project

Even more concerning was Wausau's announcement on its October 29, 2013 earnings call that the Company would miss its previously announced target for 2014 EBITDA by approximately 35% and miss consensus 2014 EBITDA estimates by approximately 18% to 24%. As Mark

Wilde of Deutsche Bank noted, this miss followed *"a decade of over-promising & under-delivering."* It is difficult to understand how management could be so far off, and we believe this demonstrates once again that this management team is not capable of executing on its plans.

Perhaps an explanation for this dismal performance is the fact that although Wausau's Tissue business, which now represents 100% of revenue, operates entirely out of Kentucky and Ohio, management has refused to move the corporate headquarters from Mosinee, Wisconsin. Mosinee is more than 550 miles from Wausau's closest manufacturing facility and 630 miles from its key Harrodsburg, Kentucky facility, necessitating substantial private jet travel on a Company-owned aircraft at the expense of shareholders. Wausau just invested $220 million, or approximately $4.50 per share, into the Harrodsburg facility to build a new state-of-the-art tissue machine that is the centerpiece of management's plan to reduce costs and grow the business. Any responsible Board would insist that the executive team be on-site to ensure best-in-class execution following such a massive investment. Instead, the Board has endorsed management's "hands-off" approach, letting operating results fall where they may. Having a headquarters in Wisconsin may have made sense when the Company had paper operations in that area. However, the Paper businesses have been sold and the Board and management need to accept that the operations of the Company are no longer in Wisconsin.

In order to justify spending $220 million of shareholders' money on a new tissue machine, management has repeatedly talked about cost savings that would allow the Company to generate $100 million or more in EBITDA in 2014. With these savings alone, the Company said that it would be able to generate an acceptable return on investment, with additional returns coming from growth in new premium markets. As shown below, as far back as its Q4 2011 earnings presentation, Wausau has presented to shareholders numbers that implied as much as $120 million in EBITDA from the Tissue business in 2014.

Tissue Expansion EBITDA



*Adjusted to exclude expenses associated with the Tissue expansion project

Source: Q4 2011 Company Earnings Presentation

Given management's target of approximately $10 million of corporate overhead on top of the Tissue business, this translates into $110 million of EBITDA on a consolidated basis.[1]

As Wausau began spending capital on this investment, management provided additional detail on their expected cost savings and EBITDA trajectory, all pointing to similar targets for 2014. For example, during Wausau's September 2012 Analyst Day, management stated that they expected to realize 50-60% of the benefit of the new machine by 2014, implying 2014 Tissue EBITDA of $111-119 million.[2] This range approximately matches the targets originally laid out in the Q4 2011 Earnings Presentation.

---

[1]Per the Company's Q2 2013 Earnings Presentation, as laid out in our October 22, 2013 letter
[2]Calculated as $72 million in 2012 EBITDA plus $39-47 million, which is 50-60% of the $78 million improvement needed to get from $72 million in 2012 to $150 million in 2017



Source: September 2012 Analyst Day Presentation

Over the next twelve months, management continued to reiterate these expectations in conversations with us and other shareholders, and in Wausau's earnings presentations. Management presented similar slides implying the same expectations for 2014 EBITDA on at least three additional conference calls. However, on October 29, 2013 management stated for the first time that they would not be able to hit a $100+ million target for EBITDA in 2014, and would in fact miss that target by approximately 35%. Not only did management lower its 2014 target to $65-70 million, management provided limited explanation on the conference call for this sizable miss. As a result, as shown in the chart below, Wausau's stock fell more than 7% that day, and as much as 18% over the next week, as management's subsequent calls and meetings with investors and analysts failed to instill any confidence that management had control of the situation or would be able to improve execution going forward.



Source: Bloomberg

Even more concerning is that management appears unwilling to take any responsibility for having missed 2014 EBITDA expectations by approximately 35%. In fact, management's latest excuse, in our last meeting, is that 2014 guidance was in line with the Company's internal expectations and that they never provided 2014 guidance publicly, but rather that all of their previous presentations were only meant to be for "illustrative purposes," despite the fact that no such disclaimer exists in any of the presentations in which these forecasts were presented. This statement flies in the face of several presentations, as well as calls and meetings with us, other shareholders, and sell-side analysts over the last two years, where management repeatedly stated or strongly implied its expectation for 2014 EBITDA was more than $100 million.

Not only is this latest excuse extremely troubling, but it also seriously calls into question the Board's oversight of the Company. As we have discussed with several Board members, we would expect management, together with Company counsel, to fully review for accuracy all presentations disclosed publicly to shareholders. If management's original expectation was indeed consistent with its public presentations of $100+ million of EBITDA for 2014, then the Board needs to seriously question management's recent comments that their 2014 guidance is in line with their original internal expectation. If, on the other hand, management's original internal forecasts for 2014 EBITDA were far below $100 million, why did management not publicly clarify that their presentations were only meant to be illustrative in order to avoid misleading shareholders? We sent management and the Board a series of both public and private letters, dating as far back as May 9, 2013, that clearly laid out for the benefit of the Board and management the guidance that we believed management had given in its public presentations, and even specifically explained where in management's public statements the $100+ million target came from. Other shareholders and sell-side analysts clearly interpreted management's slides in a similar manner, as evidenced by the fact that as of May 9, 2013 consensus EBITDA for 2014 was approximately $105 million. If management's internal expectations were really for much lower numbers, how could management fail to clear up this crucial misunderstanding? The Board should be as outraged as shareholders not only by management's poor execution and enormous EBITDA miss, but also by management's ensuing unprofessional rationalization in trying to avoid accountability.

<u>Required Actions</u>

We believe that the problem lies not with the quality of the corporate assets, but with the ability of this management team to execute. In fact, we believe Wausau's Tissue business is one of the highest quality businesses in its industry. Based on our conversations with Wausau's management team, including Tom Howatt, who was CEO at the time the expansion was announced and is now Chairman, as well as extensive independent research and discussions with leading Tissue industry experts, we believe the $100+ million EBITDA target is absolutely achievable based on cost savings alone, without the need for substantial revenue growth. These savings include (i) insourcing of parent rolls that were previously purchased from third parties, (ii) lower production costs due to the new ATMOS technology, which uses significantly less energy and input material to produce each unit of output, and (iii) meaningfully reducing general and administrative expenses. We believe that it is incumbent upon the Board to ensure that management is executing on these savings, and if not, to find a new management team that is capable of doing so.

As we laid out in detail in our October 22, 2013 letter (available at http://tinyurl.com/StarboardLettertoWausau), Wausau needs to (i) reduce corporate overhead while improving management focus and execution, (ii) return capital to shareholders, and (iii) execute on additional opportunities to drive improvement and attract shareholders.

With respect to operational improvements, we believe that Wausau can reduce its cost structure substantially through the opportunities discussed above. As part of this cost reduction effort, Wausau needs to eliminate stranded overhead costs associated with the Company's former conglomerate structure. We believe these savings would come, in part, from moving the corporate headquarters. However, even if moving the corporate headquarters would not reduce costs (which is hard to believe), we still feel strongly that the headquarters needs to be located on-site in either Ohio or Kentucky. Management focus and customer, supplier, and shareholder visits will all be improved through senior leadership attention on-site in Kentucky or Ohio.

With respect to capital allocation, Wausau should institute a share buyback of $100 million, followed by the initiation of a meaningful regular dividend, on the order of $1.00 per share, or more, annually. In the October 22, 2013 letter, we provided a detailed analysis demonstrating how this return of capital would work, and we do not believe that management's recent guidance reduction meaningfully impacts the Company's ability to support these actions. Finally, Wausau needs to improve its investor relations practices in a number of ways, as outlined in our October 22, 2013 letter.

Further, we believe that the tissue industry is ripe for consolidation due to the fragmented nature of the away-from-home market, the substantial benefits to scale, and the synergies generated by business combinations. Wausau should be well positioned to participate due to its highly coveted asset base and leading position in the away-from-home market. Unfortunately, Wausau is not currently suited to be a consolidator due to its poor financial performance, track record of bad capital allocation, and lack of shareholder confidence in management's ability to integrate and execute a transaction. Despite this troubling track record, Wausau is a highly attractive acquisition candidate. With better management execution, Wausau could potentially be a consolidator.

Therefore, we believe Wausau is at a crossroads and has two fundamental choices: either immediately replace management, improve execution as detailed above, and position the Company for standalone success, or explore a sale of the Company to a financial or strategic buyer at a premium.

We believe both options are feasible and should be fully explored to determine which would result in the best risk-adjusted return for shareholders. We have no doubt that with the right leadership and Board, Wausau could be a strong industry participant with substantial growth potential. Conversely, we are also aware that several tissue and paper companies have approached management to explore the possibility of either combining with Wausau or acquiring the Company. Unfortunately, it is our understanding that Wausau's management team has been unwilling to have any meaningful discussions with those interested parties. We are also aware that the Company recently hired an investment bank. We hope that its mandate extends beyond proxy defense so that it can assist in evaluating all alternatives.

As we have consistently expressed during our involvement at Wausau, we are open to engaging in discussions with the Board to determine if a mutually agreeable resolution to the election contest is achievable. However, it has become increasingly clear to us that further change is needed and warranted due to Wausau's continued poor execution and performance. If an agreement is not reached, we are fully prepared to solicit the support of our fellow shareholders to elect a new slate of Class III directors at the 2014 Annual Meeting. We look forward to continuing our discussion.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP